January 9, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enel Chile S.A.

Amendment No. 1 to Registration Statement on Form F-4

Filed December 1, 2017

File No. 333-221156

Amendment No. 1 to Schedule 13E-3 and Schedule TO-T filed by Enel

Generación Chile S.A., Enel Chile S.A., et al.

Filed December 1, 2017

File No. 005-85152

Ladies and Gentlemen:

On behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), transmitted herewith is Amendment No. 2 (the “Form F-4 Amendment No. 2”) to the Registration Statement on Form F-4 of Enel Chile filed on October 27, 2017 (Registration No. 333-221156) (the “Registration Statement”). This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 19, 2017 in connection with Amendment No. 1 to the Registration Statement (the “Form F-4 Amendment No. 1”) and the related Amendment No. 1 (the “Schedule TO-T/13E-3 Amendment No. 1”) to Schedule 13E-3 and Schedule TO-T filed on October 27, 2017 (the “Schedule TO-T/13E-3”), each filed on December 1, 2017. Set forth below are the Staff’s comments (in bold face type) followed by Enel Chile’s responses. Enel Chile is also filing today Amendment No. 2 to the Schedule TO-T/13E-3 (the “Schedule TO-T/13E-3 Amendment No. 2”).

References to “we,” “us” and “our” in the responses set forth below are to Enel Chile, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form F-4 Amendment No. 2.

In addition to changes made to address the Staff’s comments, the Form F-4 Amendment No. 2 and Schedule TO-T/13E-3 Amendment No. 2 include various updated information and provide certain other information that was not available at the time of the filings of the Form F-4 Amendment No. 1 and the Schedule TO-T/13E-3 Amendment No. 1.

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Amendment No. 1 to Registration Statement on Form F-4

General

1.	Rule 14d-9(b)(1) provides that after a tender offer commences, certain enumerated entities and individuals who publicly express an opinion regarding that tender offer must file a Schedule 14D-9. The entities and individuals to which this Rule applies include both the subject company of the tender offer, and its officers and directors. See Rule 14d-9(e)(1). Since it appears that each of the directors of Enel Generación is making a recommendation regarding the Reorganization (which includes the Offers) in the revised prospectus, it appears Rule 14d-9 would apply to them. Please include each as a filer and signatory on the Schedule 14D-9 when filed, or advise.

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Under Chilean laws regulating related party transactions, unless the related party transaction is approved by the directors of the Board without an interest in the transaction, the individual directors of Enel Generación must express in writing his or her statement as to whether the Reorganization (which includes the Offers) would be in the interest of Enel Generación, including Enel Generación shareholders. However, because the Reorganization (including the Offers) was approved by the two disinterested directors of the Board, the individual director statements were not technically required under Chilean law. Nevertheless, the individual directors of voluntarily issued written statements that the Reorganization (including the Offers) was in the interest of Enel Generación, including Enel Generación shareholders. Enel Generación has advised the Company that under Chilean law, these statements, whether mandatory or voluntary, do not constitute recommendations of the individual directors with respect to the Offers.

Under Chilean laws regulating tender offers, within five business days after commencement of the Offers, the individual directors of Enel Generación must publicly issue individual written statements as to whether the Offers are in the best interests of the Enel Generación shareholders. However, Enel Generación has advised the Company that under Chilean law the individual directors’ statements do not constitute recommendations of the individual directors with respect to the Offers. Instead, as disclosed in the prospectus, although not required to do so under Chilean law, the Board of Directors of Enel Generación intends to make a recommendation on behalf of Enel Generación with respect to the Offers, as required to be disclosed pursuant to Rule 14e-2 under the Exchange Act. Therefore, Enel Generación believes that Enel Generación, as the subject company and the entity making the recommendation, would be the only appropriate filing person for the Schedule 14D-9 when filed and that the individual directors would not be required to be filing persons for the Schedule 14D-9 when filed. The Company and Enel Generación respectfully note that this would be no different than any other tender offer in which the board of directors of the subject company makes a recommendation and only the subject company (rather than the individual directors) is a filing person for the Schedule 14D-9 when filed.

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2.	Refer to comment 7 and your response regarding the timing of payment for shares tendered in the Offers. Rule 14d-1(d) provides flexibility for the offeror to pay in accordance with Chilean rules without violating the prompt payment requirements of Rule 14e-1(c). Your response to comment 7 indicates that payment for tendered shares will be made on the first Chilean business day of the month following the month in which the results of the Offers are published. Potentially it appears that payment for tendered shares could take 30 days. Revise the prospectus to more specifically describe how long payment will take, consistent with your response, rather than simply stating that payment will happen “promptly.” In addition, in your response letter, tell us whether this is the fastest payment may occur under Chilean practice; if not, please consider how you may pay more promptly.

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus to clarify that based on the current expected timing of the Offers, which are expected to be launched mid- to late February 2018, the payment for the tendered Enel Generación Shares and Enel Generación ADSs is expected to occur approximately five to eight Chilean business days after the results of the Offers are published. Under Chilean law and U.S. tender offer rules, the Offers must be open for a minimum of 30 calendar days and 20 business days, respectively. As a result, the Offers are expected to expire in mid- to late March 2018 and the results of the Offers would be published three calendar days after the expiration of the Offers. Due to the Chilean Easter holidays the number of Chilean business days at the end of March 2018 are limited and, as a result, the payment is expected to be made on April 2, 2018, the first Chilean business day in April, as described in the Company’s response to prior comment no. 7.

The Company further supplementally advises the Staff as follows;

In accordance with Rule 14d-1(d), the Company seeks to coordinate the payment in the U.S. Offer with the payment in the Chilean Offer so that they occur at the same time. However, the specific timing is also subject to the funding mechanics required for the financing arrangements to be implemented by the Company to fund the payments in the Offers. Due to the requirement contained in the financing arrangements that a funding notice be provided two to three business days prior to the expected funding date and the additional time required for foreign exchange transactions to convert U.S. dollar loan proceeds to Chilean pesos, the Company expects that the payment will take up to eight Chilean business days after the results of the Offers are published.

The Company notes that the Offers are one of several transactions that are part of the Reorganization, which are contingent on each other, such that almost all of them intended to be effective on the same date. In particular, the Company notes that the payment date for the Offers is intended to be the same date as the effectiveness of the following transactions that are part of the Reorganization: the Merger, the satisfaction of the Enel Chile Share Subscription Condition and the satisfaction of the Enel Chile U.S. Share/ADS Subscription Condition.

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The Company believes that the proposed payment schedule provides for payment to Enel Generación shareholders and ADS holders as fast as possible given the Chilean Easter holidays at the end of March and the several parts of the overall Reorganization transaction that need to be coordinated, and it is consistent with Chilean practice.

3.	With respect to the reports and appraisals included as Annexes to the prospectus, each contains the caveat in the first paragraph to the effect that it is a “liberal English translation and should not be construed as being identical in content to the original Spanish document…” While it may be acceptable to note that the original Spanish document controls, it is unclear what you mean by the reference to a “liberal” translation and the translations should in fact be the same in content as the original Spanish documents, other than the languages. Please revise for each Annex.

In response to the Staff’s comment, the Company has revised the caveat in the first paragraph of the cover page for each report and appraisal included as an Annex to the prospectus to more clearly state that the English language translations reflect the substantive content of the original Spanish language documents, but may not be word-for-word translations. The Company supplementally advises the Staff that the reference to “liberal English translation” was intended to convey the same meaning as the more commonly used term “free English translation” and the caveats included in the prospectus have been revised to use “free English translation” in place of “liberal English translation”.

Questions and Answers About the Offers

Does the consideration for the U.S. Offer represent a premium…, page 5

4.	You state that the consideration for the Offers represents a premium of 9.6% over the closing price of Enel Generación shares on November 28, 2017. We further note that the subscription price of Ch$82 per Enel Chile share appears higher than the (i) closing prices for Enel Chile shares reflected in your disclosure of historical comparative market price data on page 152; and (ii) closing price of Ch$70.67 per Enel Chile share on November 28, 2017. Please advise whether the 9.6% total premium consideration figure takes into account the premium that tendering Enel Generación holders will be required to pay pursuant to the subscription condition, or if the 9.6% calculation was based on the assumption of all cash consideration in the Offers. Revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus (i) to clarify that the 9.6% (6.1% as of January 5, 2018) premium is based on the all cash purchase price of Ch$590 per Enel Generación Share, before taking into account the Enel Chile Share Subscription Condition and the Enel Chile U.S. Share/ADS Subscription Condition, and (ii) to include the premium for the Enel Generación Shares after taking into account the premium to be paid on the Enel Chile Shares that will be subscribed for in connection with the Enel Chile Share Subscription Condition and the Enel Chile U.S. Share/ADS Subscription Condition. Please note that the revised disclosure of the premiums paid on Enel Generación Shares in the Offers in the prospectus reflects the closing prices of Enel Generación Shares and Enel Chile Shares as of January 5, 2018, a recent date prior to the filing of the Form F-4 Amendment No. 2.

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The Company further supplementally advises the Staff as follows:

On November 14, 2017, the Board of Directors of Enel Chile determined the subscription price of Ch$82 per Enel Chile Share, which was considered to be in the best interest of the Company and was within the ranges indicated by the independent evaluators and independent appraiser of Enel Chile of between Ch$77 and Ch$86.6 per share. The subscription price determined (which was at the middle of the range of prices) is higher than the historical comparative market price since it was calculated based on a discounted cash flow valuation basis to reflect the fundamental value of the Company, while market prices are influenced by other factors, including the holding company discount referred to by several of the independent evaluators and appraisers, and may not have fully reflected the benefits of the Reorganization, including the Merger, due to uncertainty at that time regarding whether the transaction would be completed as contemplated.

Taking into account the 40% of the cash consideration to be used to subscribe for Enel Chile Shares and the closing prices on January 5, 2018 of Ch$73.01 per Enel Chile Share on the Santiago Stock Exchange and of US$5.98 per Enel Chile ADS on the NYSE, and applying an implied exchange ratio of 7.19512 Enel Chile Shares for each Enel Generación Share, plus 60% of the cash purchase price of Ch$590 for each Enel Generación Share and Ch$17,700 for each Enel Generación ADS, the total value of the tender offer consideration of Ch$564.13 for each Enel Generación Share and Ch$16,682 for each Enel Generación ADS would represent premiums of 1.5% and 1.2%, respectively, over the closing prices on January 5, 2018 of Enel Generación Shares on the Santiago Stock Exchange and of Enel Generación ADSs on the NYSE, respectively, as disclosed in the revised disclosure included in the prospectus.

Plans for Enel Generación Following the Offers…, page 30

5.	Because of the significant differences with U.S. law on this point, consider revising to clarify what you state in your response to prior comment 16; unlike in a comparable U.S. offer, shareholders of Enel Generación who do not tender into the Offers will not be “squeezed out” out in a second-step merger transaction.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “—Plans for Enel Generación Following the Offers” in the prospectus to include the additional disclosure provided in the Company’s response to prior comment no. 16 to the effect that shareholders of Enel Generación who do not tender in the Offers will not be “squeezed out” in a second-step merger transaction.

As previously indicated, Chilean law allows squeeze outs of minority shareholders of Chilean public corporations in very limited circumstances, provided that certain legal conditions

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are met, including that the bylaws of the corporation expressly include provisions authorizing the squeeze-out mechanism by the existing controlling shareholder. Any such squeeze-out provision of the bylaws is only applicable to shares acquired by shareholders after such provision is included in the bylaws.

The bylaws of Enel Generación do not include a squeeze-out provision; therefore, the legal conditions are not met and no minority shareholder of Enel Generación can be squeezed out by Enel Chile after the completion of the Offers under Chilean law.

Special Factors

Background of the Offers, page 46

6.	The summary on page 90 indicates that LarrainVial considered “a maximum debt for Enel Chile to maintain its credit rating… to determine the maximum cash percentage of the Offers.” If this factor was considered by Enel Chile in determining the cash/subscription condition allocation in the Offers, revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “—Background of the Reorganization, the Offers and the Merger” in the prospectus to disclose that Enel Chile desires to maintain its current investment grade credit rating following the Reorganization and indicated to the independent evaluators and appraisers that in order to achieve this desired goal, Enel Chile would be comfortable with a net debt to EBITDA ratio ideally not exceeding 2.5x. In addition, the Company has revised the disclosure under the heading “—Background of the Reorganization, the Offers and the Merger” to disclose that the Board of Directors of Enel Chile considered the maximum debt amount that would allow Enel Chile to maintain its credit rating when determining the cash/stock subscription condition allocation in the Offers. Specifically, the Enel Chile Board determined the 60%/40% cash/stock subscription condition allocation because (i) it would keep Enel Chile’s debt at a level that would allow Enel Chile to maintain its investment grade credit rating; (ii) having a smaller percentage of Enel Chile stock would reduce the amount of Enel Chile Shares to be issued in the Offers, thereby reducing dilution to the existing shareholders of Enel Chile (including Enel) and would also have a more favorable effect on the earnings per share of Enel Chile, making it more likely to satisfy one of the Enel conditions set forth in the August 2017 Enel Letter; (iii) having a higher percentage of cash would provide more certainty to the shareholders of Enel Generación of their ability to realize the full value of the tender offer consideration; and (iv) such allocation fell within the scenarios examined by LarrainVial and Econsult, the independent evaluators of Enel Chile, and their recommended ranges of cash/stock subscription condition allocations.

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7.	We note your revised disclosure in response to comment 14, including that there was no negotiation with respect to the tender offer price or any other terms of the Reorganization. We note further that the board of directors of Enel Chile approved and adopted the general terms of the Reorganization, including the tender offer price, subscription price and the cash/subscription condition allocation at the meeting on November 14. Revise to explicitly state who established the specific terms of the Reorganization, including the Offers, and when.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “—Background of the Reorganization, the Offers and the Merger” in the prospectus to clarify that it was the Board of Directors of Enel Chile, at its meeting held on November 14, 2017, that determined and established the specific terms of the Reorganization, including the tender offer price, subscription price and cash/subscription condition allocation, as reflected in the General Terms of the Reorganization unanimously approved at that meeting, based on the factors described as considered by the Enel Chile Board of Directors.

8.	You state on page 52 that “Enel appointed a financial advisor for EGPL who was not engaged to prepare or deliver any reports or opinions.” Notwithstanding the foregoing, please affirmatively state whether or not Enel, EGPL or any affiliate received any report, opinion or appraisal, written or oral, from such advisor materially related to the Rule 13E-3 transaction. Refer to General Instruction E to Schedule 13E-3 and Item 1015(a) of Regulation M-A. In your response, please be sure to address what services and/or advice such advisor was engaged to perform for EGPL concerning the Reorganization. Based on your response, please also consider the applicability of Items 1015(b) and 1016(c) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “—Background of the Reorganization, the Offers and the Merger” in the prospectus to more accurately state that Enel appointed a financial advisor for itself (rather than for EGPL, as was previously stated in error) and to affirmatively state that none of Enel, EGPL or their affiliates received any report, opinion or appraisal, written or oral, from such financial advisor that was materially related to the Reorganization (which includes the Offers).

The Company supplementally advises the Staff that it has been advised by Enel as follows:

The financial advisor was engaged by Enel to provide resource support to Enel’s management in reviewing and summarizing the reports and opinions of the independent evaluators and independent appraisers appointed by Enel Chile, Enel Generación and EGPL in connection with the Reorganization transaction as part of evaluation materials prepared by Enel’s management, but was not engaged to prepare or deliver any written or oral report, opinion, recommendation or valuation. These evaluation materials summarized the publicly available information contained in the reports and opinions of the independent evaluators and independent appraisers but did not include any additional opinions, appraisals, valuations or recommendations of the financial advisor.

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Therefore, the Company and Enel believe that, as stated in the revised disclosure in the prospectus, there were no reports, opinions or appraisals, written or oral, received by Enel, EGPL or their affiliates from the financial advisor that were materially related to the Reorganization (which includes the Offers).

Position of Enel Generación as to the Fairness of the Reorganization, page 62

9.	We note that the board of directors of Enel Generación considered the Enel Chile U.S. Share/ADS Subscription Conditions when evaluating the fairness of the Offers and noted that such conditions would provide an opportunity to participate as shareholders in Enel Chile. We further note that the board recognized the fixed nature of the subscription price to be a potentially negative factor concerning the Reorganization. Please revise your disclosure on page 66 to address whether the board also considered the subscription price premium as a potentially negative factor concerning the Reorganization. Additionally, revise to address whether and how the board considered the 60/40% allocation between cash and, effectively, Enel Chile Shares, in reaching its fairness determination.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Board of Directors of Enel Generación did not separately consider the subscription price premium for the Enel Chile Shares (Ch$82) as a potentially negative factor for the shareholders of Enel Generación who participate in the Offers and notes that the disclosure under the heading “—Background of the Reorganization, the Offers and the Merger” in the prospectus states that the Board did consider the valuation reports delivered by the independent evaluators, and resolved to approve the Reorganization, among other reasons, because the terms of the Offers determined by Enel Chile are consistent with the valuations presented by the independent evaluators. For example, the valuation report of Banchile provides that: (i) market conditions for the share price of Enel Chile would be between Ch$77-82 per share (compared with the Enel Chile offer of Ch$82 per share, which is within the range); (ii) market conditions for the share price of Enel Generación would be between Ch$541-579 per share (compared with the Enel Chile offer of Ch$590 per share, which exceeds the range); and (iii) a share exchange ratio range would be between 6.6-7.5 Enel Chile Shares for each Enel Generación Share (compared with the Enel Chile offer, which implies an exchange ratio of 7.19512 Enel Chile Shares for each Enel Generación Share, which is within the range).

Similarly, the Board of Directors of Enel Generación did not separately consider the 60%/40% allocation between cash and Enel Chile Shares for the tender offer consideration in reaching its fairness determination with regard to the Reorganization (including the Offers), but rather viewed it in the context of the overall value of the package of consideration to be received by Enel Generación shareholders and ADS holders, considering the ranges of the valuations determined by the independent evaluators (as described above) and the ranges of the implied exchange ratios for Enel Chile Shares in the Offers. In addition, although Banchile and ASSET Chile, the independent evaluators appointed by Enel Generación, did not specifically opine on the cash/stock subscription allocation in their opinions, they did provide analyses of various scenarios for the Reorganization based on the valuations described above with regard to compliance of the terms of the Reorganization with the conditions to Enel’s support of the Reorganization set forth in the August 2017 Enel Letter and considering Enel Chile’s desire to limit its debt to levels that would allow Enel Chile to maintain its investment grade credit rating and the proposed 60%/40% allocation fell within the assumed ranges for the cash allocations that would permit such compliance.

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10.	We note the conclusion on page C-40 that “[u]nder [Banchile’s] recommended valuation ranges, the [Reorganization] would contribute to the corporate interest of EGC shareholders that participate in the TO.” Please address how Enel Generación and the other filing persons relying on the Banchile Opinion were able to reach a fairness determination as to unaffiliated security holders of Enel Generación given that Banchile’s scope of engagement was to provide an analysis of the Reorganization as a related party transaction and its stated conclusions do not separately address the impact of the Rule 13E-3 transaction on unaffiliated security holders of Enel Generación. For example, if the foregoing was a potentially negative factor concerning the Reorganization considered by the board of directors of Enel Generación, revise your disclosure on page 66.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “—Position of Enel Generación as to the Fairness of the Reorganization” in the prospectus to clarify that the Banchile Opinion and the other opinions and reports of the independent evaluators appointed by Enel Chile, Enel Generación and EGPL were prepared in accordance with the requirements under Chilean law for related party transactions and the reports of the independent appraisers appointed by Enel Chile and EGPL were prepared in accordance with the requirements under Chilean law for mergers, and none of the opinions and reports were prepared to separately address the impact of the Reorganization transaction specifically on unaffiliated security holders of Enel Generación. However, as described in the prospectus, the Banchile Opinion was just one of several opinions and reports considered and adopted by Enel Generación Board in making their fairness determination. In addition, the Company supplementally advises the Staff that it respectfully believes that, while the universe of minority shareholders of Enel Generación may include certain affiliates of Enel Chile and Enel, such universe of minority shareholders necessarily includes all of the unaffiliated shareholders of Enel Generación. Therefore, the fact that the Banchile Opinion analysis provides an analysis of the Reorganization as a related party transaction including the potential impact to Enel Generación shareholders, which included all minority and unaffiliated shareholders, did not negatively affect Enel Generación’s reliance on such opinion as one of several factors in making their fairness determination with respect to all unaffiliated shareholders of Enel Generación. In response to the Staff’s comment, the Company notes that the disclosure already indicated, where the Banchile Opinion refers to the impact on Enel Generación’s shareholders, that Enel Generación believed that such reference includes all unaffiliated shareholders of Enel Generación.

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11.	Refer to the disclosure in the first paragraph on page 63. Your disclosure states that the specified filing persons considered the reports and statements listed there. However, unlike the reports identified on the preceding page, Enel Generación does not adopt these reports. Therefore, expand to explain how it analyzed each to come to its fairness determination.

In response to the Staff’s comment, the Company has revised the statements under the heading “—Position of Enel Generación as to the Fairness of the Reorganization; Recommendation—Position of Enel Generación as to the Fairness of the Reorganization” in the prospectus to disclose that while the Enel Generación Board considered the report of the Directors’ Committee and the individual director statements, they were generally consistent with each other and, in large part, based on the reports and opinions of the independent evaluators which were adopted by the Board. In addition, the Enel Generación Board, as a body, ultimately made its own fairness determination (which was unanimously approved), which included the full participation, input and support of each of the individual directors at the November 14, 2017 meeting and, as a result, the Board meeting at which the fairness determination was made already had the benefit of the direct participation of the individual members of the Directors’ Committee and the individual directors presenting their views, as reflected in the Directors’ Committee report and the individual director statements.

12.	Refer to the last paragraph in this section on page 67 of the prospectus. The discussion required by Item 1014 of Regulation [M-A] requires each filing person to describe and explain its analysis of the going private transaction. Therefore, please delete the statement that the foregoing discussion may not identify all of the factors considered and expand the body of the disclosure to include that additional discussion (if applicable).

In response to the Staff’s comment, the Company has revised the statements under the heading “—Position of the Enel Generación as to the Fairness of the Reorganization; Recommendation—Position of the Enel Generación as to the Fairness of the Reorganization” in the prospectus to delete the statement that the foregoing discussion may not identify all factors considered.

Summary of Opinion of Independent Evaluat[or] of Enel Generation (Banchile), page 70

13.	We note that the description of the material relationship between Banchile and Enel Generación does not include a quantitative description of the fees paid or to be paid to such advisor by Enel Generación. Please revise to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A. This comment also applies to the relationships between the Enel entities and the other financial advisors identified in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure in the summary descriptions of the opinions and reports of Banchile and the other independent evaluators and independent appraisers appointed by Enel Chile, Enel Generación and EGPL in the prospectus to include a quantitative description of the fees paid or to be paid to each of the independent evaluators and independent appraisers.

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14.	You state that Banchile performed a valuation of Enel Generación in order to, among other things, determine “a range for the terms and conditions of the Offers.” Please revise to disclose specifically which terms of the Offers were evaluated.

In response to the Staff’s comment, the Company has revised the disclosure in the summary descriptions of the opinions and reports of Banchile and the other independent evaluators and independent appraisers appointed by Enel Chile, Enel Generación and EGPL in the prospectus, where applicable, to include the requested disclosure.

15.	You state that, in preparing its opinion, Banchile reviewed certain financial projections. Please revise your disclosure to summarize all such projections, including the material assumptions that underlie such projections and any material limiting factors on the projected information, or include a cross-reference to elsewhere in the prospectus where such information is discussed. Additionally, explain how the filing persons determined that providing projections for (i) EGPL and its subsidiaries through 2026 and (ii) the main operational variables for Enel Generación and EGPL through 2045 was reasonable. Refer to Item 10(b) of Regulation S-K and Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “—Projections Summary” in the prospectus to clarify that each of the independent evaluators and independent appraisers had access to a virtual data room that contained the same financial and operational projections and to expand the discussion to provide the requested disclosure regarding the projections, including the rationale for providing (i) the extended financial projections for EGPL and its subsidiaries through 2026 and (ii) the main operational variables for Enel Generación and EGPL through 2045. The Company has also added cross-references in the summary descriptions of the opinions and reports of Banchile and the other independent evaluators and independent appraisers appointed by Enel Chile, Enel Generación and EGPL included in the prospectus to refer to the disclosure regarding the projections under the heading “—Projections Summary”.

In addition, the Company supplementally advises the Staff that management of the Company also believed that the combination of financial projections through 2022 (extended through 2026 for EGPL) and the additional operating projections for Enel Generación and EGPL through 2045, principally “energy margin” and energy production, was a reasonable set of projections to be provided to the independent evaluators and independent appraisers to enable them to better evaluate the terminal values for purposes of their discounted cash flow valuation analyses.

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16.	Based on the chart set forth on page C-21 and the brief narrative description on page 73 under “Methodology,” Banchile appears to have used seven distinct valuation methods in its analysis. Please revise your summary to clearly describe each valuation methodology used by Banchile, the valuation conclusions derived therefrom and a clear summary of the analysis performed with respect to each such methodology. Refer to Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure in the summary descriptions of the opinions and reports of Banchile and the other independent evaluators and independent appraisers appointed by Enel Chile, Enel Generación and EGPL in the prospectus, where applicable, to include the requested disclosure regarding its valuation methodology.

17.	Please enhance your disclosure to describe any material assumptions made by Banchile in its analysis. In this regard, we note your disclosure on page C-24 which identifies several assumptions related to the companies’ businesses, financial performance and other matters.

In response to the Staff’s comment, the Company has revised the disclosure in the summary descriptions of the opinions and reports of Banchile and the other independent evaluators and independent appraisers appointed by Enel Chile, Enel Generación and EGPL in the prospectus, where applicable, to include the requested disclosure regarding the material assumptions made by Banchile and the other independent evaluators and independent appraisers in their respective analyses.

18.	Please revise to explain how Banchile developed its EBITDA multiples and range of discount rates in its discounted cash flow analysis.

In response to the Staff’s comment, the Company has revised the disclosure in the summary descriptions of the opinions and reports of Banchile and the other independent evaluators and independent appraisers appointed by Enel Chile, Enel Generación and EGPL in the prospectus, where applicable, to include the requested disclosure.

19.	Please revise to identify all peer companies and precedent transactions referenced by Banchile and explain how such comparable companies and transactions were identified. Also disclose the data underlying the results used by Banchile in its analysis and show how that information resulted in the multiples/values disclosed.

In response to the Staff’s comment, the Company has revised the disclosure in the summary descriptions of the opinions and reports of Banchile and the other independent evaluators and independent appraisers appointed by Enel Chile, Enel Generación and EGPL in the prospectus, where applicable, to include the requested disclosure.

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Summary of Opinion of the Additional Independent Evaluator of Enel Generación (ASSET Chile), page 75

20.	Page D-25 of the ASSET Chile report notes that it assumed a 10% holding discount for Enel Chile. Explain how ASSET Chile arrived at this discount rate and what it assumes.

In response to the Staff’s comment, the Company has revised the disclosure in the summary descriptions of the opinions and reports of ASSET Chile and the other independent evaluators and independent appraisers appointed by Enel Chile, Enel Generación and EGPL in the prospectus, where applicable, to include the requested disclosure.

21.	We note your disclosure on page 77 that ASSET Chile assumed “[a] tender offer premium of between 10-14% over the Market Price… being adequate for these types of transactions.” Yet, based on the disclosure on page D-28, it appears that ASSET Chile actually analyzed tender offer premiums in comparable precedent transactions in order to determine a range of tender offer premiums consistent with market practice. Please advise or revise your disclosure accordingly. If ASSET Chile analyzed the tender offer premium, ensure your summary discloses its conclusions as well as a description of the analysis, any material assumptions, and the data underlying the results used by ASSET Chile, including how precedent tender offer transactions were identified.

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The prior existing disclosure in the summary description of the ASSET Chile Opinion in the prospectus under the heading “— Valuation Considerations” stated that the implied exchange ratios for the Offers and the Merger are a function of not only on the relative valuations of the companies party to the transaction, but also the holding company discount and the tender offer premium, as well as other variables described. As a result, for purposes of its analysis ASSET Chile assumed, among other things, a tender offer premium range of 10-14%, which it believed was adequate for purposes of transactions like the Reorganization based on its analysis of tender offer premiums in the precedent tender offer transactions set forth on page D-28 the ASSET Chile Opinion. This precedent tender offer transaction analysis supported the tender offer premium assumption used to determine the exchange ratios and was separate from the precedent transaction valuation analysis described under the heading “—Methodology”. The Company notes that, as disclosed in the revised disclosure in the prospectus, the precedent tender offer transactions identified for the tender offer premium analysis were for a wide range of non-controlling tender offers in Chile in the last eight years. Once the range of exchange ratios for the Offers and the Merger were determined, ASSET Chile evaluated a range of potential scenarios for the terms of the Reorganization that would satisfy Enel’s conditions for supporting the Reorganization set forth in the August 2017 Enel Letter and considering Enel Chile’s desired debt limit, at various allocations of cash and stock for the tender offer consideration and assuming various levels of acceptance by Enel Generación shareholders in the Offers.

January 9, 2018 Page 14

22.	Based on the disclosure on pages D-33, it appears that ASSET Chile may have performed an analysis concerning the tender offer mix. Please advise and address whether any such analysis informed the 60/40% allocation determined by Enel Chile for the Offers. If so, revise the summary section accordingly to address this valuation methodology, including a description of ASSET Chile’s conclusions, analysis and any underlying material assumptions.

In response to the Staff’s comment, the Company has revised the disclosure in the summary descriptions of the opinions and reports of ASSET Chile to disclose that ASSET Chile, as an independent evaluator appointed by Enel Generación, did not receive any information from Enel Chile or its subsidiaries regarding the tender offer mix prior to submitting the ASSET Chile Opinion to the Board of Enel Generación. However, as part of its analysis, ASSET Chile evaluated a range of potential scenarios for the Reorganization that would satisfy Enel’s conditions for supporting the Reorganization set forth in the August 2017 Enel Letter, considering Enel Chile’s desired debt limit. This analysis was not intended to provide an opinion on the 60%/40% cash/stock subscription allocation. Although the Enel Generación Board of Directors did not specifically analyze the 60%/40% allocation, the ASSET Chile Opinion did demonstrate that the 60%/40% allocation was within the range of tender offer consideration allocations that would satisfy Enel’s conditions for supporting the Reorganization set forth in the August 2017 Enel Letter and consistent with Enel Chile’s desired debt limit.

In response to the Staff’s comment, the Company supplementally advises the Staff that because LarrainVial and Econsult, the independent evaluators appointed by Enel Chile, specifically addressed the cash/stock subscription allocation in their opinions, the ASSET Chile Opinion analysis was not as relevant to Enel Chile with respect to its determination of the final 60%/40% cash/stock subscription allocation for the Offers.

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Should you have any questions or comments concerning the Form F-4 Amendment No. 2 or the Schedule TO-T/13E-3 Amendment No. 2, please contact J. Allen Miller at (212) 294-5330 or amiller@winston.com or Sey-Hyo Lee at (212) 294-6655 or shlee@winston.com.

Very truly yours,

/s/ J. Allen Miller

J. Allen Miller

cc:	Mr. Nicolás Billikopf

Capital Markets & Compliance Director

Enel Chile S.A.